Dreyfus
New York Tax Exempt
Bond Fund, Inc.

SEMIANNUAL REPORT November 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the six-month period from June 1, 2004, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Darcy.

The Federal Reserve Board has raised short-term interest rates four times since June 2004, the U.S. labor market is strengthening, and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is poised to have another consecutive calendar year of positive returns. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors and most suitable investments that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Portfolio Manager

How did Dreyfus New York Tax Exempt Bond Fund, Inc. perform relative to its benchmark?

For the six-month period ended November 30, 2004, the fund achieved a total return of 3.56%.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.30% for the same period.[2]

Despite higher short-term interest rates, longer-term municipal bonds rebounded over the reporting period as investors responded to reports of sluggish economic growth and low inflation. The fund produced a lower return than its benchmark primarily because the fund's focus on credit quality and relatively defensive positioning prevented it from participating fully in market rallies later in the reporting period. In addition, the fund's benchmark contains bonds from many states, not just New York, and does not reflect fees and other expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. When the fund manager believes that acceptable New York municipal obligations are unavailable for investment, the fund may invest temporarily in municipal obligations that pay income subject to New York state and New York city income taxes, but not federal income tax. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

A stronger U.S. labor market and higher energy prices already had rekindled investors' inflation fears when the reporting period began. As a result, municipal bond prices had declined sharply in April, and the market's weakness continued into May.

In late June, to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") implemented its first increase in short-term interest rates in more than four years. Although the U.S. economy appeared to hit a "soft patch" over the summer and early fall, the Fed continued to raise short-term interest rates at its meetings in August, September and November, driving the overnight federal funds rate to 2% by the reporting period's end. However, because inflationary pressures remained contained, municipal bond prices generally rallied during the summer and fall.

As the national economy improved, so did the fiscal condition of the state and city of New York. Issuers had less need to borrow, and the supply of newly issued securities dropped compared to the same period one year earlier, helping to support bond prices.

In this market environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in the neutral range. In addition, we emphasized high-quality bonds with strong total return characteristics, including bonds selling at par or at a modest premium to their face values. These strategies generally helped the fund avoid the full brunt of the springtime market decline while positioning it to participate more fully in subsequent rallies.

What is the fund's current strategy?

Although the reduced supply of tax-exempt securities from New York issuers has made it more difficult to find bonds meeting our investment criteria, we have continued our attempts to diversify the fund's holdings more broadly across issuers and maturities. This strategy is designed to reduce risks by mirroring more closely the maturity composition of the fund's benchmark. In our judgment, this is a prudent approach if, as we expect, the Fed continues to raise interest rates in a moderately expanding economy.

December 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. For the period from May 1, 2004, through April 30, 2005, The Dreyfus Corporation has undertaken to waive receipt of .05% in management fees payable to the fund. This waiver may be extended, modified or terminated thereafter. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 3.47
Ending value (after expenses)	$1,035.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 3.45
Ending value (after expenses)	$1,021.66

† Expenses are equal to the fund's annualized expense ratio of .68%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

November 30, 2004 (Unaudited)

Long-Term Municipal Investments—96.9%	Principal Amount ($)		Value ($)
New York—92.0%			
Battery Park City Authority, Revenue:			
5.25%, 11/1/2018	10,000,000		10,917,900
5.25%, 11/1/2019	12,000,000		13,045,200
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 6%, 5/1/2039	4,750,000		4,474,262
Long Island Power Authority, Electric System Revenue:			
5.50%, 12/1/2011 (Insured; AMBAC)	8,250,000		9,325,965
5.25%, 12/1/2014 (Insured; FSA)	16,000,000		18,122,080
5.375%, 5/1/2033	8,000,000		8,235,680
Metropolitan Transportation Authority, Revenue:			
Commuter Facilities 6%, 7/1/2016 (Insured; FGIC) (Prerefunded 7/1/2008)	9,000,000	a	10,065,600
Dedicated Tax Fund:			
5.25%, 11/15/2024 (Insured; FSA)	10,000,000		10,582,500
5.25%, 11/15/2025 (Insured; FSA)	11,000,000		11,634,700
Service Contract			
5.50%, 7/1/2024 (Insured; MBIA)	10,000,000		10,869,200
Municipal Assistance Corporation for City of New York, Revenue:			
6%, 7/1/2005	9,500,000		9,721,540
6.25%, 7/1/2008 (Prerefunded 7/1/2007)	14,455,000	a	16,150,716
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	11,750,000		11,895,465
State of New York:			
5.70%, 8/15/2011	4,500,000		4,657,140
5.50%, 7/15/2016 (Prerefunded 7/15/2006)	10,165,000	a	10,802,142
New York City:			
6.50%, 3/15/2005	10,765,000		10,900,208
6.50%, 3/15/2005 (Prerefunded 3/15/2005)	3,005,000	a	3,044,696
5.75%, 2/1/2007 (Insured; AMBAC)	285,000		300,290
5.75%, 2/1/2007 (Insured; AMBAC) (Prerefunded 2/1/2006)	20,000	a	21,123
9.601%, 2/1/2007	6,000,000	b,c	6,643,800
6.25%, 2/15/2007 (Prerefunded 2/15/2005)	5,375,000	a	5,476,588
5.375%, 8/1/2009 (Insured; FGIC)	7,000,000		7,609,280
5%, 8/1/2011	5,000,000		5,424,500
5.80%, 8/1/2011	190,000		191,963
6.375%, 8/15/2012 (Prerefunded 8/15/2005)	9,975,000	a	10,378,489
5.25%, 8/1/2015	8,000,000		8,693,600
5.75%, 8/1/2016 (Insured; AMBAC)	10,000,000		11,362,400
5.25%, 5/15/2018 (Insured; MBIA)	15,000,000		16,322,550
5.875%, 8/1/2024 (Insured; MBIA)	7,850,000		8,399,500

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City (continued):		
5.875%, 8/1/2024 (Insured; MBIA)		
(Prerefunded 8/1/2006)	5,850,000 a	6,285,883
5.25%, 8/15/2025	7,475,000	7,824,606
5.25%, 8/15/2026	6,250,000	6,509,625
New York City Industrial Development Agency,		
IDR (Brooklyn Navy Yard Cogen Partners):		
6.20%, 10/1/2022	10,000,000	9,948,800
5.65%, 10/1/2028	12,500,000	11,639,875
New York City Municipal Water Finance Authority,		
Water and Sewer Systems Revenue:		
5.625%, 6/15/2019 (Insured; MBIA)	9,340,000	9,881,813
5.625%, 6/15/2019 (Insured; MBIA)		
(Prerefunded 6/15/2006)	4,745,000 a	5,038,004
5.75%, 6/15/2029 (Insured; MBIA)		
(Prerefunded 6/15/2007)	13,000,000 a	14,226,680
5.50%, 6/15/2033	12,890,000	13,653,604
New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
5%, 11/1/2012	26,620,000	29,202,140
6%, 8/15/2016 (Insured; FGIC)		
(Prerefunded 8/15/2009)	5,000,000 a	5,740,050
5.75%, 8/15/2019 (Prerefunded 8/15/2009)	5,000,000 a	5,687,650
5.50%, 5/1/2025 (Prerefunded 5/1/2009)	10,350,000 a	11,603,592
Zero Coupon, 11/1/2029	9,000,000	6,930,450
New York State Dormitory Authority, Revenues:		
9.713%, 5/15/2011	9,950,000 b,c	12,649,435
(City University Systems):		
5.25%, 7/1/2008 (Insured; FGIC)	200,000	217,780
7.988%, 7/1/2008 (Insured; FGIC)	4,900,000 b,c	5,771,220
8.187%, 7/1/2008 (Insured; FGIC)	3,950,000 b,c	4,726,294
5.35%, 7/1/2009 (Insured; FGIC)	200,000	219,652
5.50%, 7/1/2016 (Insured; AMBAC)	6,685,000	7,133,697
5.50%, 7/1/2016 (Insured; AMBAC)		
(Prerefunded 7/1/2006)	16,315,000 a	17,476,628
5.625%, 7/1/2016 (Insured; FGIC)	9,120,000	10,451,155
5.50%, 7/1/2019 (Insured; FSA)	10,000,000	11,062,200
Health, Hospital and Nursing Home:		
Department of Health:		
5%, 7/1/2010	7,465,000	8,105,422
5%, 7/1/2011	8,200,000	8,920,206
(Lenox Hill Hospital Obligated Group)		
5.50%, 7/1/2030	2,170,000	2,185,255

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenues (continued):		
Health, Hospital and Nursing Home (continued):		
(Memorial Sloan Kettering Cancer Center)		
5.75%, 7/1/2020 (Insured; MBIA)	3,000,000	3,510,840
(Menorah Campus)		
6.10%, 2/1/2037 (Insured; FHA)	8,300,000	8,984,584
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2025 (Insured; ACA)	6,105,000	6,807,869
(North Shore University Hospital at Forest Hills)		
5.50%, 11/1/2013 (Insured; MBIA)	2,625,000	2,982,814
(New York University):		
5.75%, 7/1/2027 (Insured; MBIA)	25,625,000	29,776,250
5.50%, 7/1/2040 (Insured; AMBAC)	8,000,000	9,040,160
(Rockefeller University) 5%, 7/1/2032	21,505,000	21,877,467
(School District Financing Program)		
5.375%, 10/1/2022 (Insured; MBIA)	35,000,000	37,731,750
State Personal Income Tax:		
5.375%, 3/15/2020	5,000,000	5,412,900
5%, 3/15/2032	5,900,000	5,937,406
(State University Educational Facilities):		
5.875%, 5/15/2011	100,000	113,720
7.50%, 5/15/2011	2,570,000	2,979,324
7.50%, 5/15/2011 (Prerefunded 5/15/2011)	1,180,000 [a]	1,417,451
5.50%, 5/15/2013 (Insured; FGIC)	10,035,000	11,348,080
5.50%, 5/15/2013 (Insured; MBIA)	100,000	113,474
9.131%, 5/15/2013 (Insured; MBIA)	6,450,000 [b,c]	8,188,146
5.75%, 5/15/2016 (Insured; FSA)	4,000,000	4,656,320
5.75%, 5/15/2016 (Insured; FSA)		
(Prerefunded 5/15/2010)	2,000,000 [a]	2,288,180
5.50%, 7/1/2026 (Insured; FGIC)		
(Prerefunded 7/1/2011)	10,000,000 [a]	11,346,300
Third General Resolution		
5.25%, 11/15/2012 (Insured; MBIA)	12,660,000	14,173,123
New York State Energy Research and		
Development Authority:		
Electric Facilities Revenue		
(Consolidated Edison Co. Project) 7.125%,		
12/1/2029(Prerefunded 12/12/2004)	13,000,000 [a]	13,278,980
PCR (Central Hudson Gas)		
5.45%, 8/1/2027 (Insured; AMBAC)	9,000,000	9,595,800
New York State Environmental Facilities Corp., State		
Water and Drinking Revolving Funds (New York		
City Municipal Water Project) 5.25%, 6/15/2020	13,745,000	14,765,841

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Housing Finance Agency, Revenue:		
Health Facilities 6%, 5/1/2008	10,000	10,587
Housing Projects 6.10%, 11/1/2015 (Insured; FSA)	11,715,000	12,325,469
Multi-Family Housing Secured Mortgage		
9.963%, 5/1/2008 (Guaranteed; SONYMA)	4,995,000 b,c	5,579,215
New York State Local Government Assistance Corp.:		
5%, 4/1/2021 (Insured; MBIA)	10,000,000	10,870,200
6%, 4/1/2024 (Prerefunded 4/1/2005)	6,905,000 a	7,136,248
New York State Medical Care		
Facilities Finance Agency, Revenue:		
Hospital and Nursing Home Insured Mortgage:		
6.125%, 2/15/2015		
(Insured; FHA) (Prerefunded 2/15/2005)	10,670,000 a	10,974,735
6.125%, 2/15/2015		
(Insured; FHA) (Prerefunded 2/15/2007)	1,735,000 a	1,846,161
Mental Health Services 6%, 2/15/2025		
(Insured; MBIA) (Prerefunded 2/15/2005)	8,710,000 a	8,956,580
(Montefiore Medical Center)		
5.75%, 2/15/2015 (Insured; AMBAC)	6,750,000	6,931,035
New York State Mortgage Agency, Homeowner		
Mortgage, Revenue:		
5.10%, 10/1/2007	150,000	157,670
5.40%, 10/1/2010	160,000	168,298
8.881%, 10/1/2010	1,380,000 b,c	1,523,134
5.55%, 10/1/2012	190,000	199,175
9.181%, 10/1/2012	2,405,000 b,c	2,637,275
6%, 4/1/2017	4,710,000	4,937,210
5.80%, 10/1/2028	8,700,000	9,112,293
5.85%, 10/1/2028	6,800,000	7,019,028
5.40%, 4/1/2029	9,995,000	10,146,924
5.875%, 4/1/2030	7,000,000	7,401,100
New York State Municipal Bond Bank Agency,		
Special School Purpose Revenue 5.50%, 6/1/2012	3,500,000	3,924,060
New York State Power Authority, Revenue		
and General Purpose:		
5.25, 11/15/2016	15,000,000	16,293,600
5%, 11/15/2019	18,210,000	19,243,235
5%, 11/15/2020	10,000,000	10,525,900
5%, 11/15/2021	11,000,000	11,532,950

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Thruway Authority		
Service Contract Revenue		
(Local Highway and Bridge):		
5%, 4/1/2006	21,570,000	22,303,811
5.25%, 4/1/2010	7,950,000	8,576,778
5.25%, 4/1/2010		
(Prerefunded 4/1/2007)	1,450,000 [a]	1,575,063
6%, 4/1/2011	2,200,000	2,408,494
6%, 4/1/2011 (Prerefunded 4/1/2007)	2,800,000 [a]	3,088,316
6%, 4/1/2012	2,395,000	2,621,974
6%, 4/1/2012 (Prerefunded 4/1/2007)	3,800,000 [a]	4,191,286
5.75%, 4/1/2016 (Insured; MBIA)		
(Prerefunded 4/1/2006)	32,950,000 [a]	35,150,401
New York State Urban Development Corp.:		
Correctional Capital Facilities:		
5.625%, 1/1/2017 (Insured; FSA)		
(Prerefunded 1/1/2006)	5,865,000 [a]	6,200,067
5.25%, 1/1/2030 (Insured; FSA)		
(Prerefunded 1/1/2011)	8,660,000 [a]	9,662,308
Local or Guaranteed Housing		
5.50%, 7/1/2016 (Insured; FHA)	10,000,000	10,664,700
State Facilities 5.70%, 4/1/2020 (Insured; MBIA)	20,000,000	23,303,600
Niagara County Industrial Development		
Agency, SWDR 5.55%, 11/15/2024	2,500,000	2,664,450
Orange County Industrial Development Agency,		
Life Care Community Revenue		
(Glen Arden Inc. Project) 5.70%, 1/1/2028	4,600,000	3,775,266
Port Authority of New York and New Jersey:		
(Consolidated Bond 93rd Series) 6.125%, 6/1/2094	15,000,000	17,076,600
(Consolidated Bond 99th Series)		
6%, 11/1/2013 (Insured; FGIC)	5,810,000	5,953,217
(Consolidated Bond 121st Series)		
5.375%, 10/15/2035 (Insured; MBIA)	14,950,000	15,641,139
(Consolidated Bond 132nd Series)		
5%, 9/1/2033	11,300,000	11,425,656
Special Obligation Revenue		
(JFK International Air Terminal-6):		
6.25%, 12/1/2013 (Insured; MBIA)	6,000,000	6,836,940
6.25%, 12/1/2014 (Insured; MBIA)	10,000,000	11,455,300

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Sales Tax Asset Receivable Corporation:		
5.25%, 10/15/2018 (Insured; MBIA)	13,000,000	14,308,840
5%, 10/15/2032 (Insured; AMBAC)	19,600,000	19,912,032
Suffolk County Industrial Development Agency:		
IDR (Nissequogue Cogen Partners Facility)		
5.30%, 1/1/2013	2,250,000	2,188,665
Solid Waste Disposal Facilities Revenue (Ogden Martin Systems):		
5.75%, 10/1/2006 (Insured; AMBAC)	25,000	26,502
9.502%, 10/1/2006 (Insured; AMBAC)	4,925,000 [b,c]	5,516,640
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project)		
6.20%, 2/1/2037 (Insured; FHA)	6,000,000	6,517,440
Triborough Bridge and Tunnel Authority, General Purpose Revenues:		
5.375%, 1/1/2019 (Prerefunded 1/1/2016)	7,500,000 [a]	8,534,850
5.50%, 1/1/2024	18,635,000	20,130,645
5.50%, 1/1/2030 (Prerefunded 1/1/2022)	10,540,000 [a]	12,039,737
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)		
6%, 6/1/2028	1,800,000	1,681,056
Yonkers Industrial Development Agency, Civic Facilities Revenue (Saint Joseph's Hospital):		
6.15%, Series A 3/1/2015	1,000,000	925,020
6.15%, Series C 3/1/2015	3,500,000	3,237,570
U.S. Related−4.9%		
Commonwealth of Puerto Rico, Public Improvement:		
5.50%, 7/1/2010 (Insured; FSA)	500,000	562,605
9.131%, 7/1/2010 (Insured; FSA)	4,800,000 [b,c]	6,002,016
6%, 7/1/2015 (Insured; MBIA)	3,000,000	3,569,280
9.15%, 7/1/2015 (Insured; FSA)	5,000,000 [b,c]	6,474,700
5.25%, 7/1/2021	2,430,000	2,570,551
6%, 7/1/2026 (Prerefunded 7/1/2007)	5,000,000 [a]	5,537,150
Puerto Rico Highway and Transportation Authority, Highway Revenue		
6%, 7/1/2022 (Prerefunded 7/1/2006)	9,500,000 [a]	10,204,140
Puerto Rico Infrastructure Financing Authority, Special Obligation 5.50%, 10/1/2040	5,000,000	5,392,450

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Public Buildings Authority, Revenue (Government Facilities) 5.25%, 7/1/2014 (Insured; FGIC)	10,000,000	11,288,400
Puerto Rico Public Finance Corporation 5.25%, 8/1/2030 (Insured; AMBAC)	10,000,000	11,014,700
Total Long-Term Municipal Investments (cost $1,182,754,018)		**1,246,350,009**

Short-Term Municipal Investments—1.9%		
New York City, VRDN:		
1.63% (LOC; West Deutsche Landesbank)	2,100,000 d	2,100,000
1.67% (LOC; JP Morgan Chase Bank)	7,500,000 d	7,500,000
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue, VRDN 1.63% (Insured; FGIC)	4,625,000 d	4,625,000
New York City Transitional Finance Authority, VRDN, NYC Recovery:		
1.64% (SBPA; Landesbank Hessen-Thuringen)	1,000,000 d	5,900,000
1.67% (SBPA; Bank of New York)	4,000,000 d	4,000,000
Total Short-Term Municipal Investments (cost $24,125,000)		**24,125,000**

Total Investments (cost $1,206,879,018)	**98.8%**	**1,270,475,009**
Cash and Receivables (Net)	**1.2%**	**15,398,038**
Net Assets	**100.0%**	**1,285,873,047**

Summary of Abbreviations

ACA	American Capital Access	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
AMBAC	American Municipal Bond Assurance Corporation	**PCR**	Pollution Control Revenue
FGIC	Financial Guaranty Insurance Company	**SBPA**	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	59.2
AA		Aa		AA	25.8
A		A		A	8.0
BBB		Baa		BBB	1.9
F1		MIG1/P1		SP1/A1	1.6
Not Rated[e]		Not Rated[e]		Not Rated[e]	3.5
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At November 30, 2004, these securities amounted to $65,711,875 or 5.1% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statementof Investments	1,206,879,018	1,270,475,009
Interest receivable		17,750,884
Receivable for shares of Common Stock subscribed		10,005
Prepaid expenses		18,458
		1,288,254,356
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		645,036
Cash overdraft due to Custodian		872,959
Payable for shares of Common Stock redeemed		721,357
Accrued expenses		141,957
		2,381,309
Net Assets ($)		**1,285,873,047**
Composition of Net Assets ($):		
Paid-in capital		1,228,460,066
Accumulated distributions in excess of investment income–net		(17,712)
Accumulated net realized gain (loss) on investments		(6,165,298)
Accumulated net unrealized appreciation (depreciation) on investments		63,595,991
Net Assets ($)		**1,285,873,047**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		86,751,250
Net Asset Value, offering and redemption price per share ($)		**14.82**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**31,642,742**
Expenses:	
Management fee–Note 3(a)	3,910,435
Shareholder servicing costs–Note 3(b)	598,250
Professional fees	64,472
Directors' fees and expenses–Note 3(c)	48,528
Custodian fees	44,302
Prospectus and shareholders' reports	35,318
Registration fees	11,479
Loan commitment fees–Note 2	2,095
Miscellaneous	24,078
Total Expenses	**4,738,957**
Less–reduction in management fee due to undertaking–Note 3(a)	(325,870)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,841)
Net Expenses	**4,406,246**
Investment Income–Net	**27,236,496**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,106,898
Net unrealized appreciation (depreciation) on investments	15,507,112
Net Realized and Unrealized Gain (Loss) on Investments	**17,614,010**
Net Increase in Net Assets Resulting from Operations	**44,850,506**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31, 2004
Operations ($):		
Investment income−net	27,236,496	58,659,165
Net realized gain (loss) on investments	2,106,898	(7,612,743)
Net unrealized appreciation (depreciation) on investments	15,507,112	(72,206,114)
Net Increase (Decrease) in Net Assets Resulting from Operations	**44,850,506**	**(21,159,692)**
Dividends to Shareholders from ($):		
Investment income−net	(27,850,337)	(58,076,982)
Net realized gain on investments	−	(6,777,398)
Total Dividends	**(27,850,337)**	**(64,854,380)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	25,366,866	102,743,447
Dividends reinvested	19,671,816	46,454,291
Cost of shares redeemed	(72,596,242)	(242,670,085)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(27,557,560)**	**(93,472,347)**
Total Increase (Decrease) in Net Assets	**(10,557,391)**	**(179,486,419)**
Net Assets ($):		
Beginning of Period	1,296,430,438	1,475,916,857
End of Period	**1,285,873,047**	**1,296,430,438**
Undistributed (distributions in excess of) investment income−net	(17,712)	622,498
Capital Share Transactions (Shares):		
Shares sold	1,710,306	6,819,799
Shares issued for dividends reinvested	1,324,689	3,096,903
Shares redeemed	(4,894,506)	(16,114,324)
Net Increase (Decrease) in Shares Outstanding	**(1,859,511)**	**(6,197,622)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,				
		2004	2003	2002 [a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.63	15.57	15.02	14.96	14.03	15.27
Investment Operations:						
Investment income—net	.31 [b]	.64 [b]	.69 [b]	.72 [b]	.72	.72
Net realized and unrealized gain (loss) on investments	.20	(.88)	.71	.11	.93	(1.10)
Total from Investment Operations	.51	(.24)	1.40	.83	1.65	(.38)
Distributions:						
Dividends from investment income—net	(.32)	(.63)	(.69)	(.73)	(.72)	(.73)
Dividends from net realized gain on investments	–	(.07)	(.16)	(.04)	(.00) [c]	(.13)
Total Distributions	(.32)	(.70)	(.85)	(.77)	(.72)	(.86)
Net asset value, end of period	14.82	14.63	15.57	15.02	14.96	14.03
Total Return (%)	3.56 [d]	(1.57)	9.56	5.64	11.99	(2.44)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.73 [e]	.71	.71	.70	.77	.80
Ratio of net expenses to average net assets	.68 [e]	.71	.71	.70	.73	.75
Ratio of net investment income to average net assets	4.18 [e]	4.25	4.53	4.82	4.91	5.02
Portfolio Turnover Rate	14.76 [d]	24.22	29.28	19.47	17.57	37.67
Net Assets, end of period ($ x 1,000)	1,285,873	1,296,430	1,475,917	1,461,723	1,449,047	1,387,952

[a] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of these changes for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.81% to 4.82%. Per share data and ratios/ supplemental data for periods prior to June 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940 (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when–issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $6,706,579 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to May 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2004 was as follows: tax exempt income $58,076,982, ordinary income $3,255,862 and long-term capital gains $3,521,536. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage commissions, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. The Manager has undertaken from June 1, 2004 through April 30, 2005 to waive receipt of .05% in management fee payable to the fund. The reduction in management fee, pursuant to the undertaking, amounted to $325,870 during the period ended November 30, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, the fund was charged $349,733 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $172,472 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $638,221, shareholder services plan fees $2,000 and transfer agency per account fees $58,000, which are offset against an expense reimbursement currently in effect in the amount of $53,185.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2004, redemption fees charged and retained by the fund amounted to $57.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2004, amounted to $185,801,156 and $246,447,926, respectively.

At November 30, 2004, accumulated net unrealized appreciation on investments was $63,595,991, consisting of $68,037,324 gross unrealized appreciation and $4,441,333 gross unrealized depreciation.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft–dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Plan of Reorganization:

On September 21, 2004, the Board of Directors of the fund approved, and on January 14, 2005 the shareholders of Dreyfus New York Municipal Income, Inc. also approved, an Agreement and Plan of Reorganization to merge Dreyfus New York Municipal Income, Inc. into the fund as part of a tax-free reorganization. The merger currently is anticipated to occur on Thursday, March 3, 2005. On the date of the merger, Dreyfus New York Municipal Income, Inc. will exchange all of its assets at net asset value, subject to liabilities, for shares of the fund. Those shares then will be distributed pro rata to stockholders of Dreyfus New York Municipal Income, Inc. so that each stockholder receives a number of shares of the fund equal to the aggregate net asset value of the stockholder's Dreyfus New York Municipal Income, Inc. shares.

For More Information

**Dreyfus
New York Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0980SA1104